Exhibit 99.1

This document has been translated in English for information only. In the event of any differences between the French text and the English text, the French language version shall supersede.

December 7, 2020 FRENCH OFFICIAL LEGAL ANNOUNCEMENT PUBLICATION «BALO»

Bulletin N°147

GENFIT

French public limited company (Société Anonyme)

governed by a Board of Directors

with share capital of 9 714 654,25 euros

Registered Office: 885 avenue Eugène Avinée, 59120 Loos

424 341 907 R.C.S. Lille Métropole

Notice of meeting serving as convocation

Ladies and Gentlemen, the fellow shareholders of the company GENFIT S.A. (the “Company”) are convened to in Shareholders’ Extraordinary General Meeting (the “Shareholders’ Meeting”) at the Company’s headquarters located Parc Eurasanté, 885 avenue Eugène Avinée in Loos (59120), on 13 January 2021 at 2:30 pm (Paris time), to deliberate on the following agenda.

In the event where the Shareholders’ Meeting could not deliberate due to the required quorum not being reached on first notice, the Shareholders’ Meeting will be reconvened to deliberate on the same agenda, on 25 January 2021 at 2:30 pm (Paris time).

Warning

In view of the governmental measures for the lockdown and prohibition of gatherings currently in force to fight against the spread of the epidemic of Covid-19, upon decision of the Board of Directors of the Company, the Shareholders’ Meeting will exceptionally be held behind closed doors, that is to say without the presence of shareholders and other persons who are usually entitled to attend, in accordance with the provisions of article 4 of Ordinance no. 2020-321 of 25 March 2020 adapting the rules for meeting and deliberation of meetings and governing bodies of legal persons and entities without legal personality of private law due to the Covid-19 epidemic, which application period has been extended and terms have been modified by the Ordinance no. 2020-1497 of 2 December 2020.

A decree extending and amending decree 2020-418 of 10 April 2020 adapting the rules for meeting and deliberation of meetings and governing bodies of legal persons and entities without legal personality of private law due to the Covid-19 epidemic, should be published soon by the government after the lapse of the mandatory consultations required by the law.

The description of the procedures which will allow shareholders to participate in the Shareholders’ Meeting notwithstanding these exceptional measures required in order to comply with regulatory constraints and preserve the health of each person is set out in the second part of this notice.

Shareholders are invited to regularly consult the Company’s website www.genfit.com to be informed on the final participation terms of the Shareholders’ Meeting.

AGENDA

Extraordinary Shareholders’ Meeting

-	Amendment of the terms of the bonds issued on 16 October 2017 convertible into new shares and/or exchangeable for existing shares (the « OCEANEs ») – Modification of the conversion ratio – Capital increase with waiver of the shareholders’ preferential subscription right to the benefit of the holders of the OCEANEs (Resolution n° 1) ; and

-	Powers to carry out formalities (Resolution n° 2).

DRAFT RESOLUTIONS

Extraordinary Shareholders’ Meeting

First Resolution – Amendment of the terms of the bonds issued on 16 October 2017 convertible into new shares and/or exchangeable for existing shares (the « OCEANEs ») – Modification of the conversion ratio – Capital increase with waiver of the shareholders’ preferential subscription right to the benefit of the holders of the OCEANEs.

The Shareholders’ Meeting, deciding under the quorum and majority requirements for extraordinary shareholders’ meetings, having reviewed the Board of Directors report and the Statutory Auditors' special report, pursuant to articles L. 225-129 to L. 225-129-6, L. 225- 135, L. 225-138, L. 228-91 et seq. of the French Code de commerce,

Taking into account the contemplated amendment of the terms and conditions of the OCEANEs which will be submitted to the approval of the general meeting of the holders of the OCEANEs, i.e. :

-	3 years-extension of the maturity initially set at 5 years starting 16 October 2017, i.e. 16 October 2022, to 8 years, i.e. 16 October 2025;

-	deferral of the start date of the period during which the Company may redeem early the OCEANEs, as set out in condition 10.3 of the terms and conditions of the OCEANEs, initially set at 6 November 2020 to 6 November 2023;

-	modification of the adjustment of the conversion ratio in case of tender offer targeting the shares of the Company, as set out in condition 15.7.3 of the terms and conditions of the OCEANEs, in order to take into account the maturity extension of the OCEANEs, the adjustment being calculated based on the period from the date of approval of the amendment of the terms and conditions of the OCEANEs (i.e. the date of the general assembly of the holders of the OCEANEs) until the new maturity (i.e. 16 October 2025); and

-	modification of the conversion ratio of the OCEANEs from 1 new or existing share for 1 OCEANE, to 5.5 existing or new shares for 1 OCEANE,

1.  Approves, in the context of the amendment of the terms and conditions of the OCEANEs, the modification of the conversion ratio of the OCEANEs, which is adjusted from 1 existing or new share for 1 OCEANE, to 5.5 existing or new shares for 1 OCEANE and, consequently :

-	delegates to the Board of Directors its powers to increase the share capital, either once in full or in a number of instalments, in France or abroad, for a nominal amount of €4,380,504 (i.e., on the basis of the current nominal value of the shares of the Company’s shares, equal to €0.25, a maximum of 17,522,016 new shares) in order to proceed, on the basis of the new conversion ratio of the OCEANEs of 5.5 new or existing shares for 1 OCEANE, to any capital increase(s) which may be necessary in case of conversion of the OCEANEs and the issue of new shares, it being specified that such amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and with contractual stipulations of the terms and conditions of the OCEANEs providing for other cases of adjustment, in order to preserve the rights of the OCEANEs and which may cause the issue of additional new shares, such issue is also authorised by this resolution;

-	decides, in accordance with article L. 225-138 of the French Code de commerce, to waive the shareholders’ preferential subscription rights and to reserve the right to subscribe for the new shares to holders of the OCEANEs who would receive such new shares in the event of the exercise of the conversion right in accordance with the provisions of the terms and conditions of the OCEANEs.

2.  Acknowledges that the decisions set out in paragraph 1 above are subject to the approval by the holders of the OCEANEs of the modification of the conversion ratio and the amendment of the other terms and conditions of the OCEANEs which are proposed to them and reminded above.

3.  Grants full powers to the Board of Directors, with power to sub-delegate such powers to the Chief Executive Officer or, with its approval, to one or more of its Deputy Chief Executive Officers, under the conditions set forth by law, all the necessary powers to implement this resolution and to record the corresponding capital increases.

The delegation of authority thus granted to the Board of Directors is valid for a term of eighteen (18) months as from the date of this Shareholders’ Meeting.

Second Resolution – Powers to carry out formalities

The Shareholders’ Meeting grants full powers to the holder of an original, a copy or an extract of the minutes of this Shareholders’ Meeting to carry out all legal and administrative formalities and make all filings and publications relating to the above-mentioned resolutions required by applicable laws.

* * *

In accordance with Ordinance no. 2020-1497 of 2 December 2020 extending and amending the Ordinance No. 2020-321 of 25 March 2020 adapting the rules for meeting and deliberation of meetings and governing bodies of legal persons and entities without legal personality of private law due to the Covid-19 epidemic (together, the “Covid-19 Ordinance”), and with the constant concern of ensuring, as far as possible, the security and protection of all stakeholders (including those of the shareholders) at the Shareholders’ Meeting, this meeting will be held without the physical attendance of the shareholders.

As at the date of this notice, the Company draws the attention of its shareholders to the fact that a decree extending and amending decree 2020-418 of 10 April 2020 adapting the rules for meeting and deliberation of meetings and governing bodies of legal persons and entities without legal personality of private law due to the Covid-19 epidemic, is expected to be published soon by the government after the completion of the mandatory consultations required by the law.

In accordance with article 3 of the Covid-19 Ordinance, the Company will broadcast the Shareholders’ Meeting live except if technical reasons make it impossible or severely trouble such broadcast. The Company will also ensure a replay of such broadcast. Every written questions asked by shareholders, together with the answers given in accordance with the third and fourth paragraphs of Article L. 225- 108 of the French Code de commerce, will be published in the dedicated section of the Company’s website provided for in the fourth paragraph of such article.

Consequently, shareholders are invited to regularly consult the Company’s website www.genfit.com to be informed on the final participation terms of the Shareholders’ Meeting.

I.	Preliminary formalities to complete in order to participate to the Shareholders’ Meeting

Under these conditions and in accordance with the Covid-19 Ordinance, in order to exercise your rights, you must:

•	favour the use of the Internet for the completion of participation formalities,

•	express your choices before the meeting with respect to the resolutions that are proposed to you, namely by:

o	voting by post,

o	appointing a proxy who will vote before the Shareholders’ Meeting (the latter then having the option of communicating his voting instructions to the following address: paris.bp2s.france.cts.mandats@bnpparibas.com),

o	granting a power of attorney to the President of the Shareholders’ Meeting,

only options now available due to the circumstances and imperatives above-mentioned. You may also ask questions in writing under the conditions set out in IV. below.

Finally, shareholders are invited to regularly consult the section dedicated to the Shareholders’ Meeting on the Company's website: www.genfit.com.

II.	Participation’s terms to the Shareholders’ Meeting

The Shareholders’ Meeting is composed of all shareholders regardless of the number of shares they hold.

Each shareholder may be represented at the Shareholders’ Meeting by another shareholder, by their spouse or by the partner with whom they have concluded a civil solidarity pact. They may also be represented by any other natural or legal person of their choice (article L. 225-106 of the French Code de commerce).

The proxy thus designated will vote remotely under the conditions set out in (III) below.

In accordance with article R. 225-85 of the French Code de commerce, the right to participate in the Shareholders’ Meeting is justified by registering the securities in the name of the shareholder or the intermediary registered on their behalf (in application of the seventh paragraph of article L. 228-1 of the French Code de commerce), on the second day preceding the Shareholders’ Meeting at midnight, Paris time, either in the registered securities accounts kept by the Company (or its agent), or in the bearer (au porteur) securities accounts kept by the authorized intermediary.

The registration of the securities in the bearer (au porteur) securities accounts kept by the financial intermediaries is evidenced by a participation certificate issued by the latter (if necessary by electronic means) under the conditions provided for in article R. 225-85 of the French Code de commerce (with reference to article R. 225-61 of the same Code), in the appendix:

•	the remote voting form;

•	the voting proxy.

III.	Vote by post or proxy

A.	Postal voting

Shareholders wishing to vote by post or be represented by giving a proxy to the Chairman of the Shareholders’ Meeting or to a proxy may:

•	For registered (au nominatif) shareholders: return the postal or proxy voting form, which will be sent to them with the invitation, to the following address: BNP Paribas Securities Services - CTO Service Assemblées - Grands Moulins de Pantin - 9, rue du Débarcadère - 93761 Pantin Cedex.

•	For bearer (au porteur) shareholders: request this postal or proxy voting form from the intermediary who manages their securities as of the date of the Shareholders’ Meeting. Once filled by the shareholder, this form will be returned to the account-keeping establishment, which will include a participation certificate and send it to BNP Paribas Securities Services - CTO Service Assemblées - Grands Moulins de Pantin - 9, rue du Débarcadère - 93761 Pantin Cedex. To be taken into account, the postal voting forms must be received by the Company or the Shareholders’ Meetings Service of BNP Paribas Securities Services, at the latest on 10 January 2021.

The appointments or revocations of agents expressed on paper must be received no later than the fourth day preceding the date of the Shareholders’ Meeting, on 9 January 2021.

B.	Electronic voting

Shareholders also have the possibility of transmitting their voting instructions, of granting a power of attorney to the President of the Shareholders’ Meeting before the Shareholders’ Meeting, and of appointing or removing a proxy by Internet before the Shareholders’ Meeting on the Votaccess website, in accordance with the conditions described below:

For registered shareholders (actionnaires au nominatif):

Holders of pure or administered registered shares who wish to vote by Internet will access the Votaccess’ website via the Planetshares site, the address of which is as follows: https://planetshares.bnpparibas.com.

Holders of pure registered shares must connect to the Planetshares site with their usual access codes.

Holders of administered registered shares will have to connect to the Planetshares site using their identification number, which is found at the top right of their paper voting form. In the event that the shareholder is no longer in possession of their username and / or password, they may contact the number made available to them, being either 01 57 43 02 30 from France or +33 1 57 43 02 30 from abroad, or use the contact form on the Planetshares website: https://planetshares.bnpparibas.com.

After logging in, the registered shareholder must follow the instructions given on the screen in order to access the Votaccess’ website and vote, or appoint or dismiss a proxy.

The appointments or revocations of proxies must be received no later than the fourth day preceding the date of the Shareholders’ Meeting, on 9 January 2021.

For bearer shareholders (actionnaires au porteur):

It is up to the bearer shareholder to inquire in order to know whether his account-keeping establishment is connected or not to the Votaccess’ website and, if necessary, if this access is subject to specific conditions of use.

If the shareholder's account-keeping establishment is connected to the Votaccess’ website, the shareholder must identify himself on the Internet portal of his account-keeping establishment with his usual access codes. He must then click on the icon which appears on the line corresponding to his actions and follow the indications given on the screen in order to access the Votaccess’ website and vote, grant a power of attorney to the President of the Shareholders’ Meeting or appoint or dismiss a proxy.

If the shareholder's account-keeping establishment is not connected to the Votaccess’ website, it is specified that the notification of the appointment and the revocation of a proxy may however be made electronically in accordance with the provisions of the article R. 225- 79 of the French Code de commerce, in the following ways:

-	the shareholder must send an email to paris.bp2s.france.cts.mandats@bnpparibas.com.

This email must contain the following information: name of the Company concerned, date of the Shareholders’ Meeting, last name, first name, address, bank references of the principal as well as the name, first name and if possible the address of the agent; and

-	the shareholder must obligatorily ask their financial intermediary who manages their securities account to send a written confirmation to the Shareholders’ Meetings department of BNP Paribas Securities Services - CTO Service Assemblées - Grands Moulins de Pantin - 9, rue du Débarcadère - 93761 Pantin Cedex.

Only notifications of designation or revocation of mandates may be sent to the aforementioned email address, any other request or notification relating to another object that cannot be taken into account and/or processed.

In order for appointments or revocations of proxies expressed by electronic means to be validly taken into account, confirmations must be received no later than the fourth day preceding the date of the Shareholders’ Meeting, on 9 January 2021.

The Votaccess’ website will be reopened from 23 December 2020.

The possibility of voting online before the Shareholders’ Meeting will end the day before the meeting, on 12 January 2021 at 3:00 p.m. Paris time.

However, in order to avoid any possible congestion on the Votaccess’ website, shareholders are advised not to wait until the day before the Shareholders’ Meeting to vote.

IV.	Request for items or draft resolutions to be included on the agenda and submission of written questions.

1.  Requests for items or draft resolutions to be included in the agenda by shareholders fulfilling the conditions laid down in article R. 225- 71 of the French Code de commerce must be received at the registered office by registered letter with return receipt requested to the following address: GENFIT, Service Financier, Parc Eurasanté, 885 avenue Eugène Avinée, 59120 Loos, France, or by e-mail to investors@genfit.com no later than the 25th calendar day before the Shareholders’ Meeting, in accordance with article R. 225-73 of the French Code de commerce. Requests must be accompanied by a securities account registration certificate.

Requests bearing on draft resolution must be accompanied by the text of the draft resolution and may be accompanied by a brief statement of reasons. The consideration of the items and draft resolution by the Shareholders’ Meeting is subject to the authors maintaining the registration of securities in the same accounts on the second business day preceding the Shareholders’ Meeting at midnight, Paris time.

2. In accordance with article R. 225-84 of French Code de commerce, each shareholder has the possibility to send to the Board of Directors, which should answer during the meeting, the written questions of his choice.

The questions shall be sent by registered letter with acknowledgement of receipt at the following address GENFIT, Service Financier, Parc Eurasanté, 885 avenue Eugène Avinée, 59120 Loos or by email to the following address: investors@genfit.com.

This mailing shall be realised at the latest the fourth business day preceding the date of the Shareholders’ Meeting.

V.	Rights to shareholder information

All the documents and information set forth in article R. 225-73-1 of the French Code de commerce and article 3 of the Covid-19 Ordinance may be obtained on the issuer’s website: www.genfit.fr as from the 21st day before the Shareholders’ Meeting, on 23 December 2020.

The Board of Directors